EXHIBIT 99.1

B Communications Reports Fourth Quarter 2011 Financial Results

- Progress Continues In Line With Business Plan -
- Bezeq Delivers Another Strong Quarter -

Ramat Gan, Israel – March 15, 2012 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the fourth quarter ended December 31, 2011.

The financial results presented in this press release are preliminary un-audited financial results. The final and complete results for the fourth quarter and for the year ended December 31, 2011 will be published when the Company publishes its audited financial reports for 2011 and its annual report on Form 20-F for 2011.

Bezeq - On-Track Performance: The Bezeq Group reported another stable quarter, delivering revenues of NIS 2.7 billion (US$ 694 million) and operating profit of NIS 698 million (US$ 183 million) for the period. Bezeq’s EBITDA for the fourth quarter totaled NIS 1.1 billion (US$ 276 million), representing an EBITDA margin of 39.7%. Net income for the period totaled NIS 521 million (US$ 136 million).

Dividend from Bezeq: On October 5, 2011, B Communications received a dividend from Bezeq totaling NIS 464 million (US$ 121 million). The Company used this dividend for two purposes: (1) payment of NIS 238 million (US$ 62 million) of its current loan repayment commitment; and (2) pre-payment of an additional NIS 226 million (US$ 59 million) of debt to banks, thereby reducing the size of the final “bullet” repayment due in November 2016 and saving related future interest expenses.

Successful Placement of NIS 126 Million in Debentures: During January 2012, B Communications completed a private placement of additional Series B debentures with a total par value of NIS 126 million (US $33 million) to a number of Israeli institutional investors. The placement increased the total outstanding balance of the Series B debentures, which were first issued in September 2010, to par value  NIS 526 million (US $138 million).

Cash Position: As of December 31, 2011, the Company’s unconsolidated cash and cash equivalents totaled NIS 354 million (US$ 93 million) and its unconsolidated total debt was NIS 4.4 billion (US$ 1.2 billion) and its net debt totaled NIS 4.0 billion (US$ 1.1 billion).

B Communications’ Unconsolidated Balance Sheet Data*

	As of December 31, 2011
	(NIS millions)	(US$ millions)
Short term liabilities	526	138
Long term liabilities	3,874	1,014
Total liabilities	4,400	1,152
Cash and cash equivalents	354	93
Total net debt	4,046	1,059

* Does not include the balance sheet of Bezeq

B Communications’ Fourth Quarter Consolidated Financial Results

B Communications’ revenues for the fourth quarter were NIS 2,650 million (US$ 694 million), a 13.3% decrease compared with NIS 3,058 million (US$ 800 million) reported in the fourth quarter of 2010. For both the current and the prior-year periods, B Communications’ revenues consisted entirely of its share of Bezeq’s revenues.

B Communications’ net loss attributable to shareholders of the company for the fourth quarter totaled NIS 102 million (US$ 27 million), a decrease of 39% compared with NIS 166 million (US$ 43 million) reported in the fourth quarter of 2010. This net loss reflects the impact of three significant expenses:

•
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the rules of business combination accounting, the total purchase price of Bezeq was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values as determined by an analysis performed by an independent valuation firm. B Communications is amortizing certain of the acquired identifiable intangible assets in accordance with the economic benefit expected from such assets using an accelerated method of amortization.

During the fourth quarter of 2011, B Communications recorded NIS 86 million (US$ 23 million) net, in amortization expenses related to the Bezeq purchase price allocation (“Bezeq PPA”). During 2010 and 2011 the Company amortized approximately 38% of the total Bezeq PPA and expects to amortize an additional 15% in 2012.

The Company's Bezeq PPA amortization expense is a non-cash expense which is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to future financial statements.

•
Financial expenses: B Communications’ financial expenses for the fourth quarter of 2011 totaled NIS 84 million (US$ 22 million). These expenses consisted primarily of interest on the long-term loans incurred to finance the Bezeq acquisition, which totaled NIS 70 million (US$ 19 million), and expenses related to the Company’s debentures, which totaled NIS 10 million (US$ 3 million).

•
One-time tax adjustment related to the Bezeq PPA: During the fourth quarter of 2011, the Company recognized a one-time adjustment in the amount of NIS 92 million (US$ 24) related to the deferred taxes that it allocated with respect to the Bezeq PPA. This adjustment was required because of changes in the Israeli tax rate enacted on December 5, 2011, including the cancellation of tax reductions that had been provided in the Economic Efficiency Law, resulting in the increase in the company tax rate in Israel to 25% beginning in 2012.  Current taxes for the periods reported in these financial statements are calculated according to the tax rates specified in the Economic Efficiency Law, but deferred taxes were recalculated based on the higher future tax rate.

B Communications’ Unconsolidated Financial Results

	Q4 2011
	(NIS millions)	(US$ millions)
Revenues	-	-
Financial expenses	(84)	(22)
Other expenses	(2)	(1)
PPA amortization, net	(86)	(23)
PPA onetime tax adjustment	(92)	(24)
Interest in Bezeq's net income	162	43
Net loss	(102)	(27)

Comments of Management
Commenting on the results, Mr. Doron Turgeman, the CEO of B Communications, said, “2011 was another good year characterized by accelerated loan repayments and improved financial strength and liquidity. After the end of the quarter, we took advantage of favorable market conditions to further strengthen our balance sheet, raising NIS 126 million in debt from institutional investors at a low interest rate. As we move into 2012, we remain pleased with our investment in Bezeq and we are continuing to seek out ways to further increase value for our shareholders.”

Bezeq Group’s Q4 and Full Year Financial Results

Revenues of the Bezeq Group in 2011 amounted to NIS 11.37 billion compared with NIS 12.0 billion in 2010, a decrease of 5.1%. Most of the erosion in the Bezeq Group's revenues is explained by a sharp reduction in cellular interconnect tariffs, which was partially offset by increased sales of cellular terminal equipment and by continuing growth in Internet and data.

The Bezeq Group's revenues in the fourth quarter of 2011 amounted to NIS 2.65 billion, a decrease of 13.3% compared with NIS 3.06 billion in the fourth quarter of 2010. The decrease stems from the lower interconnect fees mentioned above and from intensifying competition in the markets in which the Bezeq Group operates.

The Bezeq Group's operating profit, net profit and EBITDA for 2011 were adversely affected by a provision of NIS 361.5 million made for employee retirement expenses (of which NIS 80 million was recorded in the fourth quarter of 2011) and by a net expense of NIS 116 million in respect of employee stock options.

Operating profit in the Bezeq Group amounted to NIS 3.24 billion in 2011 compared with NIS 3.74 billion in 2010, a decrease of 13.4%.

EBITDA in 2011 was NIS 4.64 billion (EBITDA margin of 40.8%), compared with NIS 5.15 billion in 2010 (EBITDA margin of 43.0%), a decline of 10.0%.

Net profit attributable to Bezeq shareholders fell by 15.4% and amounted to NIS 2.07 billion in 2011 compared with NIS 2.44 billion in 2010.

Cash flow from operating activities in 2011 decreased by 13.8% and amounted to NIS 3.19 billion compared with NIS 3.70 billion in 2010. The decrease stems mainly from increased payments to suppliers and an increase in customer balances as a result of the sharp growth in the sale of higher priced smartphones.

Gross capital expenditures (CAPEX) amounted to NIS 1.94 billion in 2011 compared with NIS 1.65 billion in 2010, an increase of 17.9%. The increase is attributable to the Bezeq Group’s ongoing investment in the deployment of the NGN in fixed-line operations and Bezeq International’s laying of a submarine cable. The capex to sales ratio in 2011 was 17.0%, compared with 13.7% in 2010.

As a result of the erosion of cash flow from operating activities and the increase in capex, free cash flow decreased by 29.8% and amounted to NIS 1.55 billion in 2011, compared with NIS 2.20 billion in 2010.

On December 31, 2011, the total financial debt of the Bezeq Group was NIS 9.58 billion, compared with NIS 5.72 billion on December 31, 2010. The increase compared with the prior year is attributable to the incurrence of NIS 4.64 billion of new debt while repaying NIS 835 million of debt.

Bezeq Group (consolidated)	Q4 2011	Q4 2010	Change	2011	2010	Change
	(NIS millions)
Revenues	2,650	3,058	(13.3)%	11,373	11,987	(5.1)%
Operating profit	698	901	(22.5)%	3,242	3,744	(13.4)%
EBITDA	1,053	1,269	(17.0)%	4,637	5,153	(10.0)%
EBITDA margin	39.7%	41.5%		40.8%	43.0%
Net profit attributable to Company shareholders	524	575	(8.9)%	2,066	2,443	(15.4)%
Diluted EPS (NIS)	0.20	0.20	(0.2)%	0.76	0.90	(15.6)%
Cash flow from operating activities	744	748	(0.5)%	3,186	3,696	(13.8)%
Capex payments, net 1	429	437	(1.8)%	1,637	1,489	9.9%
Free cash flow 2	315	311	1.3%	1,549	2,207	(29.8)%
Net debt/EBITDA (end of period) 3	1.57	1.04		1.57	1.04
Net debt/shareholders' equity (end of period)	2.75	1.00		2.75	1.00

1  Capex data reflects payments related to capex and are based on the cash flow statements.

2  Free cash flow is defined as cash flows from operating activities less net capex payments.

3  EBITDA in this calculation refers to the trailing twelve months.

To provide further insight into its results, the Company has provided the following summary of the consolidated financial report of the Bezeq Group’s quarter ended December 31, 2011. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of December 31, 2011 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of December 31, 2011 (NIS 3.821 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Bezeq Group's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM. For more information, please visit the following Internet sites:

www.eurocom.co.il
www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.
Consolidated Statements of Financial Position as at

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.821
	December 31		December 31
	2010	2011	2011
	NIS millions		$ millions
Assets
Cash and cash equivalents	383	1,369	358
Investments including derivatives	789	1,284	336
Trade receivables	2,701	3,059	801
Other receivables	231	295	78
Inventory	177	204	53
Assets classified as held-for-sale	194	124	32

Total current assets	4,475	6,335	1,658

Investments including derivatives	129	119	31
Long-term trade and other receivables	1,114	1,499	392
Property, plant and equipment	7,392	7,308	1,913
Intangible assets	9,163	8,099	2,120
Deferred and other expenses	423	394	103
Investment in equity - accounted investees (mainly loans)	1,084	1,059	277
Deferred tax assets	254	223	58

Total non-current assets	19,559	18,701	4,894

Total assets	24,034	25,036	6,552

B Communications Ltd.

Consolidated Statements of Financial Position as at

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.821
	December 31		December 31
	2010	2011	2011
	NIS millions		$ millions
Liabilities
Short term bank credit, current maturities of long-term
liabilities and debentures	1,380	1,185	310
Trade payables	1,061	890	233
Other payables including derivatives	816	836	219
Dividend payable	-	669	175
Current tax liabilities	346	486	127
Deferred income	34	56	15
Provisions	251	186	49
Employee benefits	269	389	102

Total current liabilities	4,157	4,697	1,230

Debentures	2,776	5,403	1,414
Bank loans	6,138	6,753	1,767
Loans from institutions and others	541	544	142
Dividend payable	-	636	166
Employee benefits	305	229	60
Other liabilities	150	186	49
Provisions	69	69	18
Deferred tax liabilities	1,555	1,459	382

Total non-current liabilities	11,534	15,279	3,998

Total liabilities	15,691	19,976	5,228

Equity
Total equity attributable to Company's shareholders	1,212	812	212
Non controlling interest	7,131	4,248	1,112
Total equity	8,343	5,060	1,324

Total liabilities and equity	24,034	25,036	6,552

B Communications Ltd.

Consolidated Statements of income for the year ended December 31

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.821
	2010	2011	2011
	NIS millions		$ millions
Revenues	8,657	11,373	2,976

Cost and expenses
Depreciation and amortization	2,294	2,794	731
Salaries	1,488	2,114	553
General and operating expenses	3,640	4,499	1,177
Other operating expenses, net	5	386	101

	7,427	9,793	2,562

Operating income	1,230	1,580	414

Finance expenses, net	287	511	134

Income after financing expenses, net	943	1,069	280

Share in losses of equity – accounted investees	235	216	57

Income before income tax	708	853	223

Income tax	385	673	176

Net income for the year	323	180	47

Income (loss) attributable to:
Owners of the Company	(140)	(200)	(52)
Non-controlling interest	463	380	99

Net income for the year	323	180	47

Loss per share, basic	(4.83)	(6.71)	(1.76)

Loss per share, diluted	(4.93)	(6.76)	(1.77)